UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-14187
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: RPM International Inc. Union 401(k) Trust and Plan, as amended
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: RPM International Inc. 2628 Pearl Road, P.O. Box 777, Medina, Ohio 44258

RPM INTERNATIONAL INC.
UNION 401(K) TRUST
AND PLAN
FINANCIAL
STATEMENTS
DECEMBER 31,
2009 AND 2008

RPM INTERNATIONAL INC. UNION 401(K) TRUST AND PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
RPM International Inc. Audit Committee
RPM International Inc. Union 401(k) Trust and Plan
Medina, Ohio
We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the RPM International Inc. Union 401(k) Trust and Plan as of December 31, 2009 and 2008, the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2009, and the supplemental schedule of assets (held at end of year) as of December 31, 2009. These financial statements and supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As described in Note A, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.
In our opinion, the financial statements and supplemental schedule referred to above present fairly, in all material respects, the net assets available for benefits of the RPM International Inc. Union
401(k) Trust and Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, on the basis of accounting described in Note A.
CERTIFIED PUBLIC ACCOUNTANTS
Cleveland, Ohio
June 24, 2010

RPM INTERNATIONAL INC. UNION 401(K) TRUST AND PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (MODIFIED CASH BASIS)

	DECEMBER 31,
	2009	2008
ASSETS

Investments, at fair value	$2,193,524	$1,881,279

Receivables
Employer’s contribution	5,840	6,604
Participants’ contributions	13,653	15,249

	19,493	21,853

Adjustment from fair value to contract value for fully benefit responsive investment contracts	11,708	32,458

NET ASSETS AVAILABLE FOR BENEFITS	$2,224,725	$1,935,590

See accompanying notes to financial statements.

RPM INTERNATIONAL INC. UNION 401(K) TRUST AND PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (MODIFIED CASH BASIS)
FOR THE
YEAR ENDED DECEMBER 31, 2009

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions
Participants	$135,440
Employer	58,208	$193,648

Investment income
Interest and dividends	22,150
Unrealized gain on investments	338,355
Realized gain on sale of investments	3,608	364,113

		557,761

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	264,671
Administrative expenses	3,955	268,626

Net increase		289,135

Net assets available for benefits:

Beginning of year		1,935,590

End of year		$2,224,725

See accompanying notes to financial statements.

RPM INTERNATIONAL INC. UNION 401(K) TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE A — Significant accounting policies
Basis of accounting
The Plan’s policy is to prepare its financial statements on the modified cash basis of accounting. Contributions are recorded on the accrual basis, dividends are recorded on the ex-dividend date, and other revenues are recognized when received rather than when earned. Certain expenses and purchases of assets are recognized when cash is disbursed rather than when the obligation is incurred.
Investment valuation and income recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note C for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when received. Dividends are recorded on the ex-dividend date.
In accordance with GAAP and the modified cash basis of accounting, the Plan has adopted Financial Accounting Standards Board (FASB) provisions for the Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. FASB guidance requires that investment contracts held by a defined-contribution plan be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by GAAP, the Statement of Net Assets Available for Plan Benefits presents the fair value of the investment in the common/collective trusts as well as the adjustment for the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Contributions
Contributions are recorded on an accrual basis.
Payment of benefits
Benefits are recorded when paid.
Use of estimates
The preparation of financial statements, in conformity with the modified cash basis of accounting, requires management to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

RPM INTERNATIONAL INC. UNION 401(K) TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE A — Significant accounting policies, continued
Recent Accounting Pronouncements
In June 2009, the Financial Accounting Standards Board (FASB) specified the Accounting Standards Codification (ASC or the Codification) as the source of authoritative accounting guidance. The Codification did not change generally accepted accounting principles (GAAP) but rather enhanced the way accounting principles are organized. The Codification is effective for interim and annual periods ending after September 15, 2009. As such, the Plan has updated all GAAP references to the new codification references.
NOTE B — Description of the Plan
The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan, adopted on February 1, 1997, is a defined contribution savings plan covering certain union employees at several wholly-owned domestic subsidiaries of RPM International Inc. (the Company). The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Contributions
Participants may contribute up to 50% of pretax annual compensation. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a variety of investment funds as investment options for participants. The Company matches, depending upon the collective bargaining agreement of each participating union, up to a maximum rate of 100% of the first 3% and 50% of the next 2% of employee deferrals. The matching Company contribution is invested in the same manner in which the participants invest their own contributions. Contributions are subject to certain limitations.
Participant accounts
Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and an allocation of Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Vesting is immediate for contributions, both for employee and employer, and earnings thereon.

RPM INTERNATIONAL INC. UNION 401(K) TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE B — Description of the Plan, continued
Participant loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.25% to 9.25%. Principal and interest are paid ratably through payroll deductions.
Payment of benefits
On termination of service due to death, disability, or retirement, a participant generally will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. For termination of service or other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.
Plan expenses
During 2009, the administrative expenses, audit fees, certain legal expenses, brokerage fees, transfer taxes, and other expenses incurred in connection with the sale, purchase, and management of the assets of the investment funds were paid by the Plan.
NOTE C — Fair value measurements
On January 1, 2008, the Plan adopted the provisions of FASB ASC 820, Fair Value Measurements and Disclosures. ASC 820 defines fair value and provides guidance for measuring fair value and expands disclosures about fair value measurements in accordance with accounting principles generally accepted in the United States of America. ASC 820 does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements.
ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobserved inputs (Level 3 measurement). The three levels of the fair value hierarchy under ASC 820 are described below:
Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual term), the Level 2 inputs must be observable for substantially the full term of the asset or liability.

RPM INTERNATIONAL INC. UNION 401(K) TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE C — Fair value measurements, continued
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurements.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value.
Mutual funds: Valued at the net asset value of shares held by the plan at year-end.
RPM Stock Fund: Valued at net asset value of units held by the Plan at year-end.
Common/collective trusts: Valued at net asset value of units held by the Plan at year-end.
Participant loans: Valued at amortized cost, which approximates fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:
Assets at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total
Mutual Funds
Balanced Funds	$221,289	$—	$—	$221,289
Growth Funds	716,091	—	—	716,091
Fixed Income Funds	80,800	—	—	80,800
International Funds	80,617	—	—	80,617
Other Funds (target & cash)	194,239	—	—	194,239

Total Mutual Funds	1,293,036	—	—	1,293,036
Common Collective Trusts
Stable Value Fund		547,714	—	547,714
Enhanced Stock Market Fund	—	84,076	—	84,076

Total Common Collective Trusts	—	631,790	—	631,790
RPM Common Stock Fund	—	168,141	—	168,141
Participant Loans	—	—	100,557	100,557

Total Assets at Fair Value	$1,293,034	$799,931	$100,557	$2,193,524

RPM INTERNATIONAL INC. UNION 401(K) TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE C — Fair value measurements, continued
Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Mutual Funds
Balanced Funds	$183,149	$—	$—	$183,149
Growth Funds	544,966	—	—	544,966
Fixed Income Funds	102,401	—	—	102,401
International Funds	50,213	—	—	50,213
Other Funds (target & cash)	126,546	—	—	126,546

Total Mutual Funds	1,007,275	—	—	1,007,275
Common Collective Trusts
Stable Value Fund	—	595,170		595,170
Enhanced Stock Market Fund	—	63,438	—	63,438

Total Common Collective Trusts	—	658,608	—	658,608
RPM Common Stock Fund	—	130,071	—	130,071
Participant Loans	—	—	85,325	85,325

Total Assets at Fair Value	$1,007,275	$788,679	$85,325	$1,881,279

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

Participant Loans
Balance, beginning of year	$85,325
Purchases, sales, issuances, settlements (net)	15,232

Balance, end of year	$100,557

RPM INTERNATIONAL INC. UNION 401(K) TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE D — Investments
The following presents investments at December 31, 2009 and 2008 that represent 5% or more of the Plan’s net assets:

	2009	2008
Diversified Stable Value Fund	$547,714	$595,170
RPM International Inc. Union Stock Fund	168,141	130,071
Growth Fund of America	254,802	184,046
Janus Balanced Fund	221,289	183,149
Fidelity Contrafund	218,027	159,168
American Washington Mutual Investors Fund	112,938	114,421
During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $341,963.

Registered investment companies and company stock fund	$312,461
Common/collective Trust	29,502

$341,963

NOTE E — Plan termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.
NOTE F — Income tax status
The Plan obtained its latest determination letter on November 13, 2002, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

RPM INTERNATIONAL INC. UNION 401(K) TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE G — Related party transactions
The Diversified Stable Value Fund and Enhanced Stock Market Fund are common trust funds managed by Wachovia Bank N.A. Wachovia Bank N.A. is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the trustee amounted to $1,777 for the year ended December 31, 2009.
In addition, at December 31, 2009, the Plan held shares of RPM International, Inc. Union Stock valued at $168,141. At December 31, 2008, the Plan held shares of RPM International, Inc. Union Stock valued at $130,071. Transactions involving this investment are allowable party-in-interest transactions under ERISA.
NOTE H — Risks and uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
NOTE I — Reconciliation to Form 5500
As discussed in the valuation of investments section of Note A, the financial statements report the value of the Plan’s stable value fund investment at contract value whereas the Form 5500 reports at fair value.
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2009 and 2008:

	2009	2008
Net assets available for benefits per the financial statements	$2,224,725	$1,935,590
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(11,708)	(32,458)

Net assets per the Form 5500	$2,213,017	$1,903,132

The following is a reconciliation of income and appreciation per the financial statements to the Form 5500 for the year ended December 31, 2009:

Investment income per the financial statements	$364,113
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	20,750

Investment income per the Form 5500	$384,863

RPM INTERNATIONAL INC. UNION 401(K) TRUST AND PLAN
EIN #34-6550857
PLAN NUMBER 007
SCHEDULE H, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

		(c)
	(b)	Description of investment including	(e)
	Identity of issue, borrower,	maturity date, rate of interest,	Current value at
(a)	lessor, or similar party	collateral, par or maturity value	December 31, 2009
*	Wachovia Bank, N.A., Diversified Stable Value Fund	Common/collective trusts	$547,714
*	Wachovia Bank, N.A., Enhanced Stock Market Fund	Common/collective trusts	84,076
	Fidelity Advisor Mid Cap Fund	Registered investment company	64,169
	Fidelity Contrafund	Registered investment company	218,027
	Growth Fund of America	Registered investment company	254,802
	Neuberger & Berman Genesis Fund	Registered investment company	66,156
	American Washington Mutual Investors Fund	Registered investment company	112,938
	American Europacific Growth Fund	Registered investment company	6,309
	Dodge & Cox International Stock Fund	Registered investment company	74,308
	Janus Balanced Fund	Registered investment company	221,289
	PIMCO Total Return	Registered investment company	10,001
	Fidelity Advisor Government Investment Fund	Registered investment company	70,799
*	RPM International Inc. Union Stock Fund	Company stock	168,141
	Vanguard Target Retirement 2010 Fund	Registered investment company	20,218
	Vanguard Target Retirement 2015 Fund	Registered investment company	64,472
	Vanguard Target Retirement 2020 Fund	Registered investment company	16,724
	Vanguard Target Retirement 2025 Fund	Registered investment company	34,770
	Vanguard Target Retirement 2030 Fund	Registered investment company	25,485
	Vanguard Target Retirement 2040 Fund	Registered investment company	32,291
	Cash		278

*	Participant Loans	Loans (4.25% to 9.25%)	100,557

	Total Investments		$2,193,524

*	Denotes an allowable party in interest

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RPM INTERNATIONAL INC. UNION 401(k) TRUST AND PLAN By: RPM International Inc. (Plan Administrator)
/s/ Janeen Kastner
Janeen Kastner, Vice President — Corporate
Benefits & Risk Management

Date: June 28, 2010

EXHIBIT INDEX
23.1	Consent of SS&G Financial Services, Inc.